UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) March 27, 2006

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 - Regulation FD

Item 7.01 Regulation FD Disclosure.

The information included in this Current Report on Form 8-K, including Exhibit 99.1, is being furnished to comply with Regulation FD, but is not considered to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.

On March 27 through March 30, 2006, representatives of Portland General Electric Company (Company) will make presentations to various members of the financial and investment community in connection with the expected issuance of the Company's new common stock on April 3, 2006. A copy of the slide presentation is attached hereto as Exhibit 99.1.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

Exhibit   Description

 (99)   **Additional exhibits**

99.1   Portland General Electric Company Presentation Slides dated March 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

March 24, 2006   By: /s/ James J. Piro

James J. Piro
Executive Vice President, Finance
Chief Financial Officer and
Treasurer

March 24, 2006   By: /s/ Kirk M. Stevens

Kirk M. Stevens
Controller
and Assistant Treasurer